July 9, 2020

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:	Levi Strauss & Co.
Registration Statement on Form S-4
(File No. 333-239732)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Levi Strauss & Co. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be made effective at 12:00 p.m., Washington D.C. time, on July 13, 2020, or as soon thereafter as practicable.

Very truly yours,

/s/ David Jedrzejek

David Jedrzejek

Chief Counsel, Finance, Governance and Compliance

cc:	Brett Cooper (Orrick, Herrington & Sutcliffe LLP)